

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Stephen Kirkwood
Executive Vice President and General Counsel
JGWPT Holdings Inc.
201 King of Prussia Road
Radnor, Pennsylvania 19087-5148

Re: JGWPT Holdings Inc.
Registration Statement on Form S-1
Filed October 7, 2013
File No. 333-191585

Dear Mr. Kirkwood:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus cover page

1. Revise the second paragraph to add a sentence at the end that states, "These purchases of Common Interests will reduce the Company's equity by $ ___ and will reduce the book value per share of Class A purchasers by __%". The purchase price will be at a premium of __% to the book value per share of the Common Interest.

2. Revise the third paragraph to add to the end of the first sentence, "… whom currently hold ___ Common Interests.

3. Revise the fourth paragraph to clarify that no Class B shares will be sold to JGWPT Holdings Inc. for any of the Common Interests purchased as part of this offer whether they are newly issued Common Interests or currently outstanding Common Interests including any purchased from any overallotment option.

Prospectus Summary

JGWPT Holdings, LLC

4. Revise the first paragraph to disclose the following:

    *   Common Interestholders received a $476 million distribution in 2013;
    *   The reason(s) for the $476 million distribution;
    *   After the distribution the Company had $36 million in equity and over $100 million in negative tangible equity; and,
    *   The cash out by selling Common Interestholders as part of this offering will result in additional $___ reduction in equity that will partially offset the increased capital received as part of this offering.

JGWPT Holdings, Inc.

5. Revise the first paragraph to disclose the number of and book value per Interest prior to this Offering, the number of and book value per Interest after creation of the newly issued Interests to be purchased in the Offering, and the number of and book value per Class A share after the transactions contemplated by this offering.

6. Revise to disclose the additional cash out amount of the Common Interestholders in this offering.

7. Revise to disclose that no fairness opinion was sought nor was one obtained for the purchase of the Common Interests from existing JWPGT Holding, LLC.

8. Revise the penultimate bullet on page 9 (marked copy) to disclose the material terms of the warrants; such as, expiration date of the warrant, exercise price, transferability, and any other material terms. Additionally, revise the Description of Capital Stock section elsewhere in the prospectus to add disclosures for the warrants. Finally, advise the staff as to the exemption to be used for the issuance of the warrants, Class C shares, and Class B shares, as well as the facts relied upon to make the exemption available, including the number of holders involved.

The Transactions, page 11

9. Expand to address the fairness of these transactions particularly the purchase of JGWPT common interests with the proceeds, the exchange of JGWPT common interests for A shares and the tax receivable agreement.

Exhibits

10. Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff's review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel